FRANK’S INTERNATIONAL, NV Prins Bernhardplein 200 1097 JB, Amsterdam The Netherlands

August 1, 2014

Karl Hiller

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Frank’s International N.V.

Form 10-K for the Fiscal Year ended December 31, 2013

Filed March 4, 2014

Form 10-Q for the Fiscal Quarter ended March 31, 2014

Filed May 6, 2014

File 1-36053

Ladies and Gentlemen:

Set forth below are the responses of Frank’s International N.V. (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 23, 2014, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “10-K”), filed with the Commission on March 4, 2014, and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2014 (the “10-Q”), filed with the Commission on May 6, 2014.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the 10-K or 10-Q, as applicable and unless otherwise specified.

Form 10-K for the Fiscal Year ended December 31, 2013 Financial Statements

Note 12—Related Party Transactions, page 70

1.	We note that you presented a pro-forma/possible liability of $106 million associated with your Tax Receivable Agreement, assuming conversion of Series A preferred stock, in your IPO registration statement. We also see Risk Factor disclosure on pages 25 and 26 of your annual report, clarifying that you expect payments under this agreement “will be substantial,” may likewise have a “substantial negative impact” on your liquidity, also indicating that if you were to exercise your right to terminate the agreement, the payment that could be required as of year-end would be $51.8 million (although you explain that this measure is merely an estimate and that the actual payment could differ materially).

Securities and Exchange Commission

August 1, 2014

Given the objective and disclosure requirements outlined in FASB ASC 850-10-10 and 10-50, we believe you should expand your disclosure to include the salient terms of the Tax Receivable Agreement, including the circumstances under which conversion or termination may occur and would be reasonably likely to occur, implications of either event for common shareholders (e.g., valuation of interests and dividend payments), quantification of the liability that would arise upon conversion and the payment that would be required under the termination provisions, based on circumstances prevailing at the end of the period covered by your report, also any material assumptions made in compiling these figures and the reasonably possible range of effects that may occur if differences between your assumptions and actual events or circumstances arise.

Given your view of the payments that will be required under the arrangement as substantial, please similarly expand your disclosure pertaining to Liquidity and Capital Resources on page 43 to address these implications and the reasonably possible timing of events to comply with Item 303(a)(1) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and respectfully submit our belief that, while we expect that the payments we will ultimately be required to make under the Tax Receivable Agreement will be substantial, we do not currently believe that we will be unable to make any such payments or that making such payments would be likely to have a material adverse effect on our business, financial condition or results of operations.

Payments under the Tax Receivable Agreement are due in two circumstances: (i) whenever a holder1 of Series A Preferred Stock (the “Preferred Stock”) elects to convert into common stock, we are required to pay to the holder 85% percent of any cash tax savings due to the change in our tax basis in FICV; and (ii) upon our election to terminate early or in certain change of control situations, we are required to pay to the holder the present value of the anticipated future cash tax savings associated with the Tax Receivable Agreement. In the former case, no payment would be due to the holder until we actually recognize cash tax savings. Though we would be forced to make a payment prior to actually recognizing cash tax savings in the latter case, the circumstances in which we would be forced to do so are largely within our control (i.e., making an affirmative election or entering into a change of control transaction). To the extent that we would not be able to make the required payment, we would not be forced to make the election to incur it.

In addition, we believe that the material terms of the Tax Receivable Agreement have been disclosed in the 10-K (and in the prospectus for our initial public offering). In addition, we disclosed the estimated termination payment under the Tax Receivable Agreement of $51.8 million as of December 31, 2013 in the 10-K. Please see page 26.

The $106 million liability disclosed in the prospectus for our initial public offering was associated with an assumed conversion of all shares of our Preferred Stock at the time of our initial public offering; in the future, we believe it would be very unlikely for all shares of Preferred Stock to convert at the same time. The actual future payments that we may be required

[1]	Currently, Mosing Holdings Inc. holds all of the shares of Preferred Stock.

Securities and Exchange Commission

August 1, 2014

to make under the Tax Receivable Agreement as a result of conversions of Preferred Stock will be subject to a number of factors that we cannot predict at this time, including (i) the timing of conversion of Preferred Stock, (ii) the market price of our common stock at the time of the conversion and (iii) the actual amount of the future cash tax savings as a result of a future conversion. As described above, however, the Company’s liability under the Tax Receivable Agreement as a result of a conversion of Preferred Stock would always be less than the amount of actual cash tax savings it recognized.

However, in light of the Staff’s comment and the complicated nature of the Tax Receivable Agreement, we propose to revise the relevant disclosures on a prospective basis, beginning with the Company’s upcoming Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014, as follows:

Note 12—Related Party Transactions

[ . . . ]

Tax Receivable Agreement

Mosing Holdings and its permitted transferees may exchange their FICV Portions for cash accompanied by the conversion of such shares into shares of our common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications and other similar transactions (the “Exchange”). FICV intends to make an election under Section 754 of the Code effective for each taxable year in which an Exchange occurs. Pursuant to the Section 754 election, each future Exchange is expected to result in an adjustment to the tax basis of the tangible and intangible assets of FICV, and these adjustments will be allocated to FINV. Certain of the adjustments to the tax basis of the tangible and intangible assets of FICV described above would not have been available absent these future Exchanges. The anticipated basis adjustments are expected to increase the tax basis (and thereby reduce the amount of tax that FINV would otherwise be required to pay in the future). These basis adjustments may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets.

The tax receivable agreement generally provides for the payment by FINV of 85% of actual reductions, if any, in payments of U.S. federal, state and local income tax or franchise tax (which reductions we refer to as “cash savings”) in periods after this offering as a result of (i) the basis increases resulting from the Exchanges and (ii) imputed interest deemed to be paid by FINV as a result of, and additional tax basis arising from, payments under the tax receivable agreement. In addition, the tax receivable agreement will provide for payment by FINV of interest earned from the due date (without extensions) of the corresponding tax return to the date of payment specified by the tax receivable agreement.

Securities and Exchange Commission

August 1, 2014

The payment obligations under the tax receivable agreement are FINV’s obligations and are not obligations of FICV. The term of the tax receivable agreement will continue until all such tax benefits have been utilized or expired, unless FINV exercises its right to terminate the tax receivable agreement.

Estimating the amount of payments that may be made under the tax receivable agreement is by its nature imprecise. The actual increase in tax basis, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including the timing of exchanges, the relative value of FINV’s U.S. and international assets at the time of the exchange, the price of FINV’s common stock at the time of the exchange, the extent to which such exchanges are taxable, the amount and timing of the taxable income FINV realizes in the future and the tax rate then applicable, FINV’s use of loss carryovers and the portion of its payments under the tax receivable agreement constituting imputed interest or depreciable or amortizable basis. FINV expects that the payments that it will be required to make under the tax receivable agreement will be substantial but that it will be able to fund such payments. There may be a negative impact on our liquidity if, as a result of timing discrepancies, the payments under the tax receivable agreement exceed the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreement. The payments under the tax receivable agreement will not be conditioned upon a holder of rights under a tax receivable agreement having a continued ownership interest in either FICV or FINV.

The tax receivable agreement provides that we may terminate it early. If FINV elects to terminate the tax receivable agreement early, it would be required to make an immediate payment equal to the present value of the anticipated future tax benefits subject to the tax receivable agreement (based upon certain assumptions and deemed events set forth in the tax receivable agreement, including the assumption that it has sufficient taxable income to fully utilize such benefits and that any FICV interests that Mosing Holdings or its transferees own on the termination date are deemed to be exchanged on the termination date). Any early termination payment may be made significantly in advance of the actual realization, if any, of such future benefits. In addition, payments due under the tax receivable agreement will be similarly accelerated following certain mergers or other changes of control. In these situations, FINV’s obligations under the tax receivable agreement could have a substantial negative impact on FINV’s liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. For example, if the tax receivable agreement were terminated on June 30, 2014, the estimated termination payment would be approximately $            million (calculated using a discount rate of             %).2 The foregoing number is merely an estimate and the actual payment could differ materially.

[2]	Our subsequent periodic reports that contain this disclosure will include the estimated termination payment amount.

Securities and Exchange Commission

August 1, 2014

Because FINV is a holding company with no operations of its own, its ability to make payments under the tax receivable agreement is dependent on the ability of FICV to make distributions to it in an amount sufficient to cover FINV’s obligations under such agreements; this ability, in turn, may depend on the ability of FICV’s subsidiaries to provide payments to it. The ability of FICV and its subsidiaries to make such distributions will be subject to, among other things, the applicable provisions of Dutch law that may limit the amount of funds available for distribution and restrictions in our debt instruments. To the extent that FINV is unable to make payments under the tax receivable agreement for any reason, such payments will be deferred and will accrue interest until paid, and FINV will be prohibited from paying dividends on its common stock.

Liquidity and Capital Resources

[ . . . ]

In certain circumstances, we may be required to make payments under the tax receivable agreement that we have entered into with Mosing Holdings. In most circumstances, these payments will be associated with the actual cash tax savings that we recognize in connection with a conversion of Preferred Stock, which would reduce the actual tax benefit to us. If we were to choose to terminate the tax receivable agreement early or enter into certain change of control transactions, we may incur payment obligations prior to the time we actually incur any tax benefit. In those circumstances, we would need to pay the amounts out of cash on hand, finance the payments or refrain from triggering the obligation. Though we do not have any present intention of triggering an advance payment under the tax receivable agreement, based on our current liquidity and our expected ability to access debt and equity financing, we believe we would be able to make such a payment if necessary. Any such payment could reduce our cash on hand and our borrowing availability, however, which would also reduce the amount of cash available to operate our business, to fund capital expenditures and to be paid as dividends to our stockholders, among other things. Please see note 12 to the audited consolidated financial statements included elsewhere in this Form 10-Q.

We respectfully submit our belief that retroactive adjustments to the disclosure in the 10-K or the 10-Q should not be required.

Securities and Exchange Commission

August 1, 2014

Note 17—Commitments and Contingencies, page 76

2.	We note your disclosure under this heading and on page 31 stating that although you “cannot predict the ultimate outcome” of lawsuits and claims in “amounts that may be material should an unfavorable outcome be the result” management either “does not currently expect that these matters will have a material adverse effect” or “does not expect that the currently pending matters will have a material adverse effect” on the financial position, results of operations or cash flows. Given your inability to predict the outcome of resolving the lawsuits and claims, also considering the potential for material adverse effects, the basis for and meaning of the expectations you disclose are unclear.

Please revise your disclosures to include quantification of the amounts sought by the counterparties, details that reveal the nature and status of each material concern, and an assessment about the likelihood of material effects to your financial position, results of operations and cash flows that may arise in any period in the course of resolving these lawsuits and claims, based on the criteria of remote, reasonably possible, and probable, as these terms are utilized in FASB ASC 450-20. If you have estimated material loss in resolving these concerns that is less than amounts claimed by the counterparties, disclose the range of reasonably possible loss to comply with FASB ASC 450-20-50-4(b) and 50-9(b), and clarify your disclosure indicating inability to predict/estimate the outcome as this would not otherwise be consistent with having estimated and thereby excluded the amounts sought by counterparties from the range of reasonably possible loss.

RESPONSE:

We acknowledge Staff’s comment and respectfully submit our belief that (i) we are not currently aware of any lawsuits or claims against the Company that we believe would be material (nor were we aware of any lawsuits or claims against the Company that we believed would be material as of December 31, 2013 or March 31, 2014) and (ii) the Company has sufficient insurance coverage against the existing immaterial lawsuits and claims to which it is a party.

Accordingly, we would propose to revise the relevant disclosures on a prospective basis, beginning with the Company’s upcoming Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014, as follows:

Note 15—Commitments and Contingencies

We are the subject of lawsuits and claims arising in the ordinary course of business from time to time. A liability is accrued when a loss is both probable and can be reasonably estimated. We had no material accruals for loss contingencies, individually or in the aggregate, as of June 30, 2014. We believe the probability is remote that the ultimate outcome of these matters would have a material adverse effect on our financial position, results of operations or cash flows. See Note 17 in the Notes to Consolidated Financial Statements, which are incorporated herein by reference in Part II, Item 8 “Financial Statements and Supplementary Data” of this Form 10-K.

Securities and Exchange Commission

August 1, 2014

Because the Company is not subject to any material lawsuits or claims, we respectfully submit that the additional information requested in the second paragraph of the Staff’s comment is not required. We respectfully submit our belief that retroactive adjustments to the disclosure in the 10-K or the 10-Q should not be required.

Form 10-Q for the Fiscal Quarter ended March 31, 2014

General

3.	Please revise the accounting and disclosures in your interim reports as necessary to address all applicable comments written on your annual report.

RESPONSE:

We acknowledge the Staff’s comment and have also considered and addressed the applicable Staff comments with respect to the 10-Q.

*        *        *         *        *

Securities and Exchange Commission

August 1, 2014

Closing Comments

In connection with responding to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact T. Mark Kelly of Vinson & Elkins L.L.P. at (713) 758-4592 or Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Very truly yours,

FRANK’S INTERNATIONAL N.V.

By:	/s/ Brian D. Baird
Name:	Brian D. Baird
Title:	VP, Chief Legal Officer and Secretary

Enclosures

cc:	Mark Wojciechowski (Securities and Exchange Commission)

Mark G. Margavio (Frank’s International N.V.)

T. Mark Kelly (Vinson & Elkins L.L.P.)

Douglas E. McWilliams (Vinson & Elkins L.L.P.)